Exhibit A

CERAGON NETWORKS LTD.

___________________________________________

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD ON OCTOBER 3, 2022

Notice is hereby given that the 2022 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Monday, October 3, 2022 at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel, for the following purposes:

1.
To elect Ms. Efrat Makov to serve on the Board of Directors of the Company (the “Board”) for a term of approximately two (2) years ending on the date of the annual general meeting that will be held in 2024;

2.	Subject to her election to serve as our director, to approve a grant of options to Ms. Efrat Makov, as part of her compensation for service as such;

3.	To approve certain compensation terms for the Company’s Chief Executive Officer: an annual cash bonus plan and equity grant for 2022, and a special cash bonus; and

4.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until immediately following the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business on August 25, 2022, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to receive notice of, and to vote at, the Meeting (including any postponements or adjournments thereof).

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience and in any event no later than 4:00 PM (Israel time) on October 2, 2022. Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and you will have the right to revoke your proxy any time before it is exercised by following the procedures set forth in the Proxy Statement enclosed herein.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission on a Report on Form 6-K as promptly as practicable.

Joint holders of shares should note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the other joint holders of such share(s).

Joint holders of shares should also note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) will be accepted to the exclusion of the vote(s) of the other joint holder(s).

If you have any questions or require any assistance with voting your shares, please contact the Company’s proxy solicitor, Morrow Sodali LLC at 800-662-5200 (toll-free in North America) or +1 203-658-9400 or email at CRNT@info.morrowsodali.com.

By Order of the Board of Directors,

Zohar Zisapel

Chairman of the Board of Directors

August 29, 2022

- ii -

CERAGON NETWORKS LTD.

Nitzba City, Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel

_______________________

PROXY STATEMENT
_______________________

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company’s 2022 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Monday, October 3, 2022, at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To elect Ms. Efrat Makov to serve on the Board of Directors of the Company for a term of approximately two (2) years ending on the date of the annual general meeting that will be held in 2024;

2.	Subject to her election to serve as our director, to approve a grant of options to Ms. Efrat Makov, as part of her compensation for service as such;

3.	To approve certain compensation terms for the Company’s Chief Executive Officer: an annual cash bonus plan and equity grant for 2022 and a special cash bonus; and

4.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until immediately following the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021. This item will not involve a vote of the shareholders.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on August 25, 2022, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting (including any adjournments or postponements thereof). Each Ordinary Share issued and outstanding at such time will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment. If no direction is indicated with respect to one or more of the resolutions on the proxy, the proxy will be voted “FOR” each such resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, but they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received not less than twenty-four (24) hours prior to the time fixed for the Meeting, Ordinary Shares represented by such proxy will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company has retained Morrow Sodali LLC to act as the Company’s solicitation agent and to assist with the solicitation of proxies for a fee not to exceed $180,000 plus reimbursable expenses. In addition to solicitation by mail, the solicitation agent and certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. Other than as set forth above with respect to the solicitation agent, none of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K.

QUORUM

Two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until October 11, 2022, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
 SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of August 26, 2022, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of August 26, 2022. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Joseph D. Samberg (2)	8,280,000	9.83%
Zohar Zisapel (3)	7,167,174	8.51%
All Office Holders, including directors (as well as Mr. Zisapel), as a group (consists of 19 persons)	8,574,907 (including Zohar’s shares)	10.18%

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

(1)	Based on 84,266,926 Ordinary Shares issued and outstanding as of August 26, 2022.

(2)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

(3)
Zohar Zisapel’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Ordinary Shares held by Zohar Zisapel include (i) 3,694,986 Ordinary Shares held by Zohar Zisapel; (ii) 250,000 Ordinary Shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of August 26, 2022 or within 60 days thereafter; (iii) 1,101,245 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel; (iv) 18,717 Ordinary Shares are held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel is a principal shareholder and a director. Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd.; and (v) 2,102,226 Ordinary Shares are held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel. The number of Ordinary Shares beneficially held by Zohar Zisapel is based on a Schedule 13G/A filed by Mr. Zisapel with the SEC on February 22, 2021.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2021, which was filed on Form 20-F with the SEC on May 2, 2022.

ITEM 1

ELECTION OF A DIRECTOR

Background

At the 2021 annual general meeting of the Company’s shareholders, held on July 19, 2021 (the “2021 AGM”), our shareholders approved the election of seven (7) directors to serve as members of the Board for a term of approximately three (3) years, ending on the date of the annual general meeting that will be held in 2024 (the “2024 AGM”).

Our Articles provide that the number of directors to serve on our Board shall be no less than five (5) and no more than nine (9) directors, unless otherwise resolved by our shareholders. The Board is currently comprised of seven (7) directors, all of whom are serving terms that will expire at the conclusion of the 2024 AGM.

Prior to this Meeting, Ms. Yael Langer, one of our serving directors, has voluntarily decided to step down from office as a director on our Board, effective as of the date of this Meeting. In her letter of resignation served to our Chairman of the Board, she indicated that after a tenure of a substantial and sustained contribution to the Company, she had decided to terminate her service, and expressed her confidence in the current leadership of Ceragon.

In accordance with Section 39(d) to our Articles, all directors shall be appointed together on the same annual general meeting, subject to any earlier termination of service, which shall be filled with an appointment of a substitute director for the remainder of such three-year term. Further, in accordance with Section 41 to our Articles, directors may be appointed in between the three-year terms in case there is a vacancy on our Board, so that in case our Board is left with five (5) members or more, we are able to appoint new directors to fill any vacancy at the following annual general meeting, which is our Meeting.

Accordingly, we now seek our shareholder approval for the appointment of Ms. Makov to serve as director, in order to fill the vacancy created by the resignation of Ms. Langer, for a term of approximately two (2) years, until the conclusion of the 2024 AGM.

General

Election of Directors

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. Further, a public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time required for the performance of his or her duties as a director in the company (a “Director Declaration”). A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

Following the recommendation of such nominee to the Board by the Company’s Nomination Committee, in accordance with the rules of the Nasdaq Global Select Market (the “Nasdaq Rules”), it is proposed that Ms. Efrat Makov be elected to serve as our director. If elected, Ms. Makov will serve for a term of approximately two (2) years, ending on the date of the 2024 AGM.

The Company has received a Director Declaration from Ms. Makov. The Company is not aware of any reason why Ms. Makov, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Makov.

The Company believes that Ms. Makov possess vast business and management experience, as well as varied expertise, which are expected to contribute to the work of our Board and to our strategic plan driving profitable growth.

Director Independency

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence criteria under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates. In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”), classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. Our Board has determined that Ms. Makov qualify for service as an “independent director”, as defined by the Nasdaq Rules, and is therefore also an “independent director” under the Companies Law, pursuant to the relief provided in the Foreign Listed Regulations.

The following is a brief biography of Ms. Makov, based upon information furnished to the Company by her:

Efrat Makov has extensive telecom and public company director experience. Ms. Makov is currently serving as a director of Allot ltd. (NASDAQ: ALLT), iSPAC 1 Ltd. (TASE: ISPC) and B Communications Ltd. (TASE: BCOM). Ms. Makov previously served as a director of BioLight Life Sciences Ltd. (TASE: BOLT); Kamada Ltd. (NASDAQ: KMDA); and Anchiano Therapeutics Ltd. (NASDAQ: ANCN). Previously, she served as the CFO of Alvarion (formerly NASDAQ; TASE: ALVR), an Israeli-based global provider of autonomous wi-fi networks, and as the CFO of Aladdin Knowledge Systems (formerly NASDAQ; TASE: ALDN). Formerly, she served as Vice President of Finance at Check Point Software Technologies (NASDAQ: CHKP). Earlier in her career, she spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in accounting and economics from Tel Aviv University and is a Certified Public Accountant in Israel and the United States.

Cash Compensation for Service as Director

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order. Our Compensation Policy, which was most recently approved by the Company’s shareholders in July 2020 (the “Compensation Policy”), authorizes each of our non-executive directors to receive cash compensation, which includes annual and participation fees, as well as equity based compensation. Our Compensation Committee and Board of Directors have determined that, subject to the approval by our shareholders of the appointment of Ms. Makov for service as our director, she shall be entitled to a cash compensation in accordance with the “fixed” amounts set forth in regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as supplemented by the Foreign Listed Regulations, based on the classification of the Company according to the amount of its capital. The “fixed” amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts (indexed to Consumer Price Index in accordance with the Remuneration Regulations): NIS 68,983 (approximately $21,167 based on the representative NIS/USD exchange rate of NIS 3.259/$1.00 published by the Bank of Israel on August 26, 2022 (the “Exchange Rate”)) as annual fee, NIS 2,568 (approximately $788, based on the Exchange Rate) as participation fee, per meeting, for an in person participation in meetings of the Board and its committees, NIS 1,541 (approximately $473, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,284 (approximately $506, based on the Exchange Rate) for each written resolution.

The above-mentioned cash compensation is in line with the Compensation Policy.

As the above-mentioned amounts are within the range between the fixed and maximum amounts set forth in the Remuneration Regulations, as supplemented by the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000.

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person, by proxy or by proxy card, and voting thereon, is required for the election of Ms. Efrat Makov to our Board.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Efrat Makov be, and she hereby is, elected to the Board, for a term of approximately two (2) years ending on the date of the Annual General Meeting of Shareholders that will be held in 2024.

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 2

APPROVAL OF GRANT OF OPTIONS TO NEW DIRECTOR

Background

According to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order.

General

In order to attract and retain the best qualified candidates to our Board, and similar to the practice previously set by our shareholders with respect to the remuneration of Board members, our Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, that subject to her election to serve as our director, Ms. Efrat Makov shall be granted two (2) annual equity awards with respect to her two-year term of service as director, as detailed below (in addition to the cash fees set forth under Item 1 above) under identical and pro-rated terms as approved to the other members of the Board elected on the 2021 AGM.

Subject to her election to serve as our director by our shareholders, and in consideration for such service, Ms. Efrat Makov shall be granted options to purchase 33,333 Ordinary Shares, approximately one half of which (16,667 options) shall be granted on the date of the Meeting, and the remaining 16,666 options shall be granted on the first anniversary of the Meeting (i.e., on October 3, 2023), provided she is still a director of the Company at the time of such grant. The value of the equity grant to Ms. Makov, at the date of this Proxy Statement, is estimated at approximately $ 42,550 ($21,275 per annum). Such grant of options is in line with the Compensation Policy, according to which, each of the Company’s non-executive directors is entitled to receive equal annual equity-based compensation, which value shall not exceed $150,000 (per annum).

If approved by our shareholders, all options granted each year, as detailed above, shall vest on the date of grant. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant of each portion of the total grant. In addition, subject to an earlier expiry in accordance with the terms of the Option Plan (as defined below), the options will expire upon the earlier of (i) six (6) years after the date of grant, or (ii) at such time as the closing price of the Company’s ordinary shares on Nasdaq falls below fifty percent (50%) of the exercise price detailed above and remains in such price or in a lower price for a period of at least 90 days, in which case the options shall be cancelled automatically.

These grants will be made under the Company’s Amended and Restated Share Option and RSU Plan (the “Option Plan”) and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”).

The proposed value of the equity awards detailed above was examined and evaluated by our Compensation Committee and Board in accordance with a peer group study; the peer group study is a compensation and benefit survey, conducted by a leading reputable consulting firm in the field of compensation, benefits, pension and employee risk benefits, we well as HR processes (the “Study”). The Study included peer companies selected to provide an appropriate comparative model, based on appropriate similarities taking into account a number of factors, including: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations and other factors that are considered relevant for comparison. Following due consideration of the type and value of the equity awards, as well as the full compensation packages, granted to directors serving in companies included in the Study, our Compensation Committee and Board have determined that the value of the total compensation paid to our directors, including the value of the proposed equity awards, is below the median range of total director compensation provided by our peer companies.

When considering the proposed equity awards, our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including, inter alia, the responsibilities and duties of our directors, and the estimation of Ms. Makov’s expected contribution and her importance to the future growth and success of the Company. Our Compensation Committee and Board of Directors believe that the above-mentioned grants of options are in the best interests of the Company, as: (i) the Company competes on qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package, which is aligned with the common practice implemented by our peers;  (ii) these grants align the interests of our directors with those of our shareholders; (iii) the grants provide, together with the cash compensation, an adequate recognition for the time, attention and expertise required by Ms. Makov; and (iv) the grants will strengthen the foundation for attracting the most qualified and experienced directors in our industry through the grant of a compensation element having a long term incentive value, while taking into account the interests of the Company’s shareholders and their dilution level. In this respect, our Compensation Committee and Board remain committed to maintaining low levels of dilution, below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed and/or outstanding equity-based compensation plans (currently at approximately 9.41%, inclusive of the CEO grant under Item 3 below).

Required Vote

An affirmative vote of a majority of the shares represented at the Meeting, in person, by proxy or by proxy card, and voting thereon, is required for the grant of options to our non-executive director, as detailed above.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that subject to her election to serve as our director, Ms. Efrat Makov shall be granted 33,333 options to purchase 33,333 Ordinary Shares, upon terms as described in this Item 2”.

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 3

APPROVAL OF CERTAIN COMPENSATION TERMS FOR THE COMPANY’S CHIEF
EXECUTIVE OFFICER: AN ANNUAL CASH BONUS PLAN AND EQUITY GRANT FOR 2022
AND A SPECIAL CASH BONUS

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such Company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, as further detailed below), in that order.

Under his existing employment agreement, our CEO, Mr. Doron Arazi, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $ 331,390, based on the Exchange Rate), plus customary benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance. In addition, Mr. Arazi is entitled to a performance-based annual cash bonus and to an annual equity grant.

The compensation terms of Mr. Arazi were last approved by our shareholders at the 2021 AGM.

Following the approval of our Compensation Committee and Board of Directors, we now seek our shareholders’ approval for Mr. Arazi’s compensation terms, for his services as our CEO, all as detailed below.

Proposed Compensation Terms

2022 Cash Bonus Plan

Consistent with the Compensation Policy, and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2022 for our CEO, including the following related objectives, parameters, weights and terms, calculated in accordance with the following principles (altogether, the “CEO Cash Bonus Plan”):

•	According to the CEO Cash Bonus Plan the “On-Target” bonus amount for the year 2022 it will be equal to eight (8) months’ base salary (the “On-Target Bonus”).

•
Financial Measurable Targets: Eighty percent (80%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets and will include financial measurable targets (the “Financial Measurable Targets”). The proposed Financial Measurable Targets shall be as follows: seventy percent (70%) of the 2022 On Target Bonus shall be based on the Company’s non-GAAP operating profit targets, and ten percent (10%) of the 2022 On Target Bonus shall be based on the Company’s cash flow targets, both to be determined based on the Company’s financial results for the year 2022. These two targets were determined based on the Company’s 2022 annual business targets at the beginning of 2022, together with the targets determined for the annual bonus plans of the entire Company’s management.

•
Non-Measurable Criteria: twenty percent (20%) of the targets forming part of the CEO Cash Bonus Plan will be non-measurable criteria, which shall be concluded by assessing the CEO performance during the year, his contribution to the achievement of the Company's goals, and his evaluation by the Board of Directors.

General Terms

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Financial Measurable Targets, so that below a certain level of achievement, payment will not be made with respect to such Measurable Target, as well as a general plan threshold which is based on the achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to our CEO.

Further, our Compensation Committee and Board of Directors have resolved that the maximum annual bonus payment to our CEO will be capped at 250% of his On Target Bonus (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy. Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholders’ approval of the above annual cash bonus for 2022 for Mr. Arazi (including the related objectives, weights and terms thereof), the Compensation Committee and the Board of Directors will determine, following their approval of the 2022 Company’s audited financial statements, and without the need for further shareholder approval, the actual bonus to be paid with respect to 2022 to Mr. Arazi, if any.

2022 Equity Grant

The 2022 annual CEO equity grant is comprised of (a) 175,000 options with a fair market value exercise price to purchase 175,000 Ordinary Shares (the “Options”), the value of which is estimated, at the date of this Proxy Statement, and calculated based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the filing date of this Proxy Statement, at approximately $223,388; and (b) 87,500 restricted share units (the “RSUs” and together with the Options the “Annual CEO Equity Grant”), the value of which is estimated, at the date of this Proxy Statement, at approximately $223,388.  The values may vary from the actual values of the proposed equity grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the date of this Proxy Statement and with respect to the RSUs, based on the last closing price of the Company’s Ordinary Shares on the Nasdaq prior to the date of this notice. Taking into consideration the Annual CEO Equity Grant, the Company maintains a dilution level which is below the 10% dilution threshold.

The total value of the Annual CEO Equity Grant is estimated as $446,776, constituting approximately 135% of our CEO’s annual base salary; such value is in line with the provisions of our Compensation Policy and is within the median range of the benchmark reviewed by the Board, which consists of comparable companies. The additional terms under which the Annual CEO Equity Grant shall be provided are as follows:

•	The Annual CEO Equity Grant shall be granted on the date of this Meeting (the “Grant Date”);

•
The exercise price of any Options under the Annual CEO Equity Grant shall be equal to the average closing price of the Company’s Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date;

•
The Annual CEO Equity Grant shall vest over a period of four (4) years, in four (4) equal tranches following the Grant Date, with a one-year cliff, so that on each anniversary of the Grant Date, 25% of the total grant shall vest (subject to acceleration of vesting in the circumstances detailed below); and

•
The Annual CEO Equity Grant shall be granted pursuant to the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan (the “Option Plan”), and the grant shall be made through a trustee under the “Capital Gains Route” of Section 102(b)(2) of the Ordinance.

Acceleration

The vesting of the Annual CEO Equity Grant will be subject to acceleration according to the following double trigger mechanism: in the event that by the date of the consummation of a Corporate Transaction (as defined in the Option Plan): (i) Mr. Arazi’s employment with the Company (or the surviving entity following a merger) is terminated not for (i) Cause; or (ii) Serious Cause (as such terms are defined in the Option Plan), or (ii) there is a change in Mr. Arazi’s position in the Company (or the surviving entity following merger) and Mr. Arazi is not offered to continue to be employed by the surviving entity in a senior position, equivalent to the position of the Company’s CEO prior to the Corporate Transaction, the vesting of all of the unvested equity awards included in the Annual CEO Equity Grant, as of such date, shall accelerate upon the consummation of the Corporate Transaction. Mr. Arazi shall undertake that in the event that he will sell any of the Annual CEO Equity Grant, the vesting of which accelerated as a result of this double trigger mechanism, he will remain employed by the Company (or the surviving entity following merger) for a six-month period following the consummation of the Corporate Transaction (subject to the Company’s or the surviving entity’s request) and the consideration received for such sale shall be held in escrow until the earlier of (i) the termination of Mr. Arazi’s employment, or (ii) the lapse of a six-month period following the consummation of the Corporate Transaction.

Special Cash Bonus

Our Board of Directors has evaluated and assessed Mr. Arazi’s performance as the Company’s CEO and concluded that since his appointment as our CEO, Mr. Arazi’s performance was outstanding. Mr. Arazi invested extensive and relentless efforts and managed to lead the Company’s business turnaround, which has created a rapidly growing business momentum. Such efforts extended beyond the ordinary course of his role as CEO. Also, it is noted that Mr. Arazi has taken an innovative approach for the development efforts of the Company while applying a deep technological understanding of the Company’s core technologies. The Compensation Committee and the Board of Directors believe that Mr. Arazi’s performance since he began his role as CEO will allow the Company to improve its position in the markets it serves, expand its business and significantly increase shareholders’ long term value.

Furthermore, Mr. Arazi navigated the Company through this year’s extraordinary challenges, while serving de facto as both CEO and CFO, for almost six months.

Our Compensation Committee and Board have concluded that in view of the fact that Mr. Arazi played a pivotal role in defining the Company’s new strategy and in the successful business turnaround, and due to the uniqueness of this year’s business and corporate challenges, it would be appropriate to reward Mr. Arazi for his extraordinary efforts and leadership, by granting him a one-time special cash bonus in an amount of $150,000 (the “Special Cash Bonus”).

In approving the Special Cash Bonus to Mr. Arazi in their respective resolutions dated August 23, 2022, and August 28, 2022, the Compensation Committee and Board reviewed Mr. Arazi’s terms of employment, and concluded that the Special Cash Bonus is reasonable and appropriate when taking into account his central role in pursuing the Company’s business turnaround and the value contributed to the Company, while reflecting the appreciation for his special contribution to the Company, and is consistent with the terms of the Compensation Policy.

Additional Considerations Taken by the Compensation Committee and the Board when approving the abovementioned compensation terms proposed to be paid and/or granted to our CEO, Mr. Arazi

When considering the compensation terms detailed above proposed to be paid and/or granted to Mr. Arazi, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of our Chief Executive Officer, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Arazi’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and his performance in his various roles in the past; (iii) the information included in the Study and benchmark information, according to which the terms of office and employment proposed for Mr. Arazi are below the average terms of office and employment paid by the Company’s peers to their Chief Executive Officers; (iv) market compensation trends; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Chief Executive Officer and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders; and (vi) examination of data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Considering the set of parameters and considerations, as well as the arguments specified above, our Compensation Committee and Board of Directors determined that the proposed compensation terms for our Chief Executive Officer, Mr. Doron Arazi, are fair, reasonable and customary.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy or by proxy card, is required for the approval of the above compensation terms for Mr. Doron Arazi, the Company’s Chief Executive Officer; provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company (“Disinterested Majority”).

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Ceragon, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder. Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the Disinterested Majority vote required for the approval of this proposal.

As set forth in the Companies Law, if our shareholders oppose the approval of the compensation package for Mr. Arazi, the Compensation Committee and Board of Directors may nevertheless approve such terms, in “special cases”, after having held another discussion regarding such terms, on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and after determining that such approval is in the best interests of the Company.

Each of the proposed compensation terms for our CEO, Mr. Arazi, shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the CEO Cash Bonus Plan upon the terms described in this Item 3 of the Proxy Statement;

“FURTHER RESOLVED, to approve the Annual CEO Equity Grant upon the terms described in this Item 3 of the Proxy Statement; and

“FURTHER RESOLVED, to approve the Special Cash Bonus upon the terms described in this Item 3 of the Proxy Statement.

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

ITEM 4

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until immediately following the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its compensation requires the approval of our Financial Audit Committee. The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

The following table presents the aggregate amounts of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2021:

Services Rendered	Fees ($)
Audit Fees (1)	678,000
Audit related fees(2)	8,500
Tax Fees (3)	45,000
Other Services (4)	--
Total	731,500

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees principally relates to assistance with audit services and consultation.

(3)	Tax fees relate to tax compliance, planning and advice.

(4)	Other consulting services.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the re-appointment of Kost Forer as the Company's independent auditor.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until immediately following the next annual general meeting of shareholders.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2021 (filed with the SEC on May 2, 2022), may be viewed on our website – https://www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management”, none of the auditor’s report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

ZOHAR ZISAPEL

Chairman of the Board of Directors

August 29, 2022

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
October 3, 2022

The shareholder(s) hereby appoint/s Zvi Maayan or Doron Arazi as proxy with the power to appoint his substitute, and hereby authorize/s him to represent and to vote as designated on the reverse side of this proxy card (the “Proxy”), all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the annual general meeting of shareholders to be held at 4:00 PM (Israel time), on Monday, October 3, 2022, at the offices of the Company, Nitzba City, Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO INDICATION IS MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

October 3, 2022

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN THIS PROXY
CARD PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1.        To elect Ms. Efrat Makov to serve on the Board of Directors of the Company (the “Board”) for a term of approximately two (2) years ending on the date of the annual general meeting that will be held in 2024.

	☐	☐	☐
2. Subject to her election to serve as our director, to approve a grant of options to Ms. Efrat Makov, as part of her compensation for service as such.	☐	☐	☐
3. To approve certain compensation terms for the Company’s Chief Executive Officer: an annual cash bonus plan and equity grant for 2022, and a special cash bonus.	☐	☐	☐

	YES	NO
Are you a “Controlling Shareholder” or do you have a “Personal Interest” in Item 3?

Under the Companies Law, 5759-1999 (the “Companies Law”), a person will be deemed to be a “Controlling Shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company.
Under the Companies Law, a person is deemed to have a personal interest if he/she or any member of his or her immediate family, or the immediate family of his or her spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person or affiliated with his or her spouse, has a personal interest in the adoption of the proposal. Such company is a company in which such person or a member of such person's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.

Please note - you are not deemed to have a personal interest in the adoption of the proposals under Item 3 if your interest in such proposals arises solely from your ownership of our shares.

For further information regarding the definition of “Personal Interest”, please see the explanation under Item 3 of the Proxy Statement.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEM 3.

	FOR	AGAINST	ABSTAIN
4.        To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2022 and for the year commencing January 1, 2023 and until immediately following the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.
	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Name of Shareholder _____________          Signature of Shareholder _____________          Date ___________

Name of Shareholder _____________          Signature of Shareholder _____________          Date ___________

NOTE:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.